SO
3-11-02


02007583



SECURI[illegible] [illegible]MMISSION
Washington, D.C. 20549

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SEC FILE NUMBER
8- 30511

RECEIVED
MAR 0 5 2002

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/01/01 (MM/DD/YY) AND ENDING 12/31/01 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
BRIARCLIFF CAPITAL CORP.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1800 Corporate Boulevard, #303
(No. and Street)

Boca Raton, Florida 33431
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Jack SPiegelman (561) 994-6229
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Phillip L. GLickman, CPA
(Name — *if individual, state last, first, middle name*)

605 Ives Dairy Road, Suite G-103, North Miami Beach, FL 33179
(Address) (City) (State) Zip Code)

CHECK ONE:
- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 2 2 2002
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Jack Spiegelman, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of BRIARCLIFF CAPITAL CORP., as of December 31, 2001 are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:


PATRICIA ELLISON
MY COMMISSION # DD 042660
EXPIRES: August 3, 2005
Bonded Thru Budget Notary Services

Signature

President
Title

Patricia Ellison
Notary Public

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*


MAR 0 5 2002

BRIARCLIFF CAPITAL CORP.

FINANCIAL STATEMENTS

AND

INDEPENDENT AUDITOR'S REPORT

DECEMBER 31, 2001

BRIARCLIFF CAPITAL CORP.

DECEMBER 31, 2001

CONTENTS

Phillip L Glickman, C.P.A.
605 Ives Dairy Road
Suite G-103
North Miami Beach, FL 33179
(305) 652-4241

INDEPENDENT AUDITOR'S REPORT

Stockholders and Directors
Briarcliff Capital Corp.
Boca Raton, Florida

I have audited the accompanying statement of financial condition of Briarcliff Capital Corp. as of December 31, 2001, and the related statements of operations, changes in stockholder's equity, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted my audit in accordance with generally accepted auditing standards. Those standards require that I plan to perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Briarcliff Capital Corp. at December 31, 2001, and the results of its operations and its cash flows for the year then ended in conformity with generally accepted accounting principles.

My audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained on page 9 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 of the Securities and Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in my opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Phillip L. Glickman C.P.A.

Miami, Florida
February 19, 2002

BRIARCLIFF CAPITAL CORP.
STATEMENT OF FINANCIAL CONDITION
December 31, 2001

ASSETS

Current Assets:	
Cash and Cash Equivalents	$111,625
Receivable from Clearing Firms	14,918
Total Current Assets	126,543
Furniture and Fixtures - net of accumulated depreciation of $5,498	2,812
Other Assets	13,482
Investment - NASDAQ	20,100
TOTAL ASSETS	$ 162,937

LIABILITIES AND SHAREHOLDER'S EQUITY

Aggregate Indebtedness	$ 34,424
Shareholder's Equity	
Common Stock, no par value; 10,000 shares authorized; 100 Shares issued and outstanding	25,000
Additional paid-in capital	100,000
Retained Earnings	3,513
	128,513
TOTAL LIABILITIES AND SHAREHOLDER'S EQUITY	$ 162,937

The Accompanying Notes Are an Integral Part
of These Financial Statements

BRIARCLIFF CAPITAL CORP.
STATEMENT OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2001

Revenues:		
Commissions	$	311,115
Other Brokerage Income		63,833
Other Income		21,726
		396,674
Expenses:		
Clearing Expenses		95,141
Payroll		180,718
Commissions		105,307
Profit Sharing Plan Contribution		30,808
Depreciation		1,047
Administrative and General		113,645
		526,666
Net (Loss)	$	(129,992)

The Accompanying Notes Are an Integral Part
of These Financial Statements

BRIARCLIFF CAPITAL CORP.
STATEMENT OF CHANGES IN SHAREHOLDER'S EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2001

	COMMON STOCK	ADDITIONAL PAID-IN CAPITAL	RETAINED EARNINGS (DEFICIT)	TOTAL
Balances, beginning	$ 25,000	$ -	$ 133,505	$ 158,505
Capital Contribution	-	100,000	-	100,000
Net (Loss)	-	-	(129,992)	(129,992)
Balances, ending	$ 25,000	$ 100,000	$ 3,513	$ 128,513

The Accompanying Notes Are an Integral Part
of These Financial Statements

BRIARCLIFF CAPITAL CORP.
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2001

Cash Flows from Operating Activities:	
Net (loss)	$ (129,992)
Adjustments to reconcile net income to net cash provided by operating activities:	
Depreciation and amortization	1,047
Decrease in receivable from clearing firms	10,002
Decrease in other assets	859
Decrease in aggregate indebtedness	(196,945)
Total Adjustments	(185,037)
Net Cash Used by Operating Activities	(315,029)
Cash flow from Investing Activities:	
Purchase of furniture & fixtures	(2,263)
Net cash used by Investing Activities	(2,263)
Cash Flows from Financing Activities:	
Stockholder contributions	(100,000)
Payment of subordinated debt	(250,000)
Net Cash Used by Financing Activities	(150,000)
Net Decrease in Cash and Cash Equivalents	(467,292)
Cash and Cash Equivalents, Beginning of Year	578,917
Cash and Cash Equivalents, End of Year	$ 111,625

The Accompanying Notes Are an Integral Part
of These Financial Statements

BRIARCLIFF CAPITAL CORP.
NOTES TO FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2001

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The accounting policies that affect the more significant elements of the Company's financial statements are summarized below.

ORGANIZATION

The Company is registered with the United States Securities and Exchange Commission and the National Association of Securities Dealers, Inc. as a broker/dealer in securities. Consequently, its record keeping is in accordance with rules and regulations prescribed by these Agencies. The Company changed its name from Track Securities Corp. to Briarcliff Capital Corp. in the year ended 2001.

NET CAPITAL

The Company is subject to the "Net Capital Rule" of the Securities and Exchange Commission which requires that the Company's "Aggregate Indebtedness" as defined, shall not exceed 1,500% of "Net Capital", as defined. At December 31, 2001 the Company's "Net Capital" was $84,205 and the "Required Net Capital", as defined, was $5,000. The ratio of "Aggregate Indebtedness" to "Net Capital" is .41 to one.

CASH AND CASH EQUIVALENTS

The Company considers all highly liquid investments with an initial maturity of three months or less to be cash equivalents.

INCOME TAXES

The company, with the consent of its stockholder, has elected under the Internal Revenue Code to be an S corporation. In lieu of corporation income taxes, the stockholder of an S corporation is taxed on his proportionate share of the company's taxable income. Therefore, no provision or liability for federal income taxes has been included in the financial statements.

PROPERTY, EQUIPMENT AND DEPRECIATION

Property and equipment are valued at cost. Depreciation is computed on the straight-line and accelerated methods for financial accounting purposes, based on the estimated useful lives of the assets.

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

USE OF ESTIMATES IN PREPARATION OF FINANCIAL STATEMENTS

The preparation of the accompanying combined financial statements in conformity with generally accepted accounting principles requires management to make certain estimates and assumptions that directly affect the results of reported assets, liabilities, revenue, and expenses. Actual results may differ from these estimates.

NOTE 2 - FURNITURE AND FIXTURES

Furniture and fixtures are summarized as follows:

Office Equipment	$6,210
Leasehold Improvements	2,100
	8,310
Accumulated Depreciation	(5,498)
	$2,812

NOTE 3 - PROFIT SHARING PLAN

The Company sponsors a profit sharing plan covering all full-time employees employed for more than one year. Contributions are decided by the Board of Directors each year. Contributions cannot exceed 15% of each covered employee's salary, with a maximum of $30,000 per employee. Contributions in the amount of $30,808 were made and accrued in 2001.

NOTE 4 - OPERATING LEASES

The Company has a lease on its office space which is classified as an operating lease. Total rent expense for 2001 was $24,679. Future minimum lease payments under the noncancellable operating lease are:

2002	$14,095

NOTE 5 – RELATED PARTY TRANSACTIONS

The Company is affiliated with Track Data Securities Corp. through an officer and director. For the year ended December 31, 2001, the Company had a receivable of approximately $5,998 from Track Data Securities Corp. During the year 2000, the Company sold its Track Data Securities division to Track Data Corp.

SUPPLEMENTARY INFORMATION

BRIARCLIFF CAPITAL CORP.
COMPUTATION OF NET CAPITAL PER UNIFORM
NET CAPITAL RULE 15c 3-1
DECEMBER 31, 2001

Computation of Net Capital

Total ownership equity from Statement of Financial Condition	$128,513
Total capital and allowable subordinated liabilities	128,513
Non-allowable assets	(42,285)
Net capital before haircuts on securities positions	86,228
Haircuts on securities	2,023
Net capital	84,205
Minimum net capital requirement	5,000
Excess net capital	79,205
Schedule of aggregate indebtedness	$ 34,424
Ratio of aggregate indebtedness to net capital	41%

COMPUTATION FOR DETERMINATION OF RESERVE
REQUIREMENTS PURSUANT TO RULE 15c 3-3

The Company is exempt under Section (k)(2)(b) of the rule. All customer transactions are cleared through another broker-dealer on a fully-disclosed basis.

SUBORDINATED LIABILITIES

There were no subordinated liabilities at December 31, 2001.

Subordinated liabilties	December 31, 2000	$250,000
Paid in the year ended	December 31, 2001	(250,000)
Balance	December 31, 2001	$ 0

See the Accompanying Independent Auditor's Report

Phillip L Glickman, C.P.A.
605 Ives Dairy Road
Suite G-103
North Miami Beach, FL 33179
(305) 652-4241

INDEPENDENT AUDITOR'S REPORT ON INTERNAL ACCOUNTING CONTROL REQUIRED BY SEC RULE 17a-5

Board of Directors
Briarcliff Capital Corp.
Boca Raton, Florida

In planning and performing my audit of the financial statements of Briarcliff Capital Corp. for the year ended December 31, 2001, I considered its internal control structure, including procedures for safeguarding securities, in order to determine my auditing procedures for the purpose of expressing my opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission, I have made a study of the practices and procedures followed by the Company, including tests of such practices and procedures followed by the Company, that I considered relevant to the objectives stated in rule 17a-5(g) in the following:

(1) Making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and the reserve required by rule 15c3-3(e).

(2) I did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by rule 17a-13; or in complying with the requirements for prompt payment for securities under section 8 of Regulation T of the Board of Governors of the Federal Reserve System; and in obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by rule 15c3-3, because the Company utilized the services of a clearing organization and therefore, held no securities.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the Securities Exchange Commission's above-mentioned objectives.

Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate. My consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, I noted no matters involving the internal control structure that I consider to be a material weakness as defined above.

I understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Securities Exchange Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on my study, I believe that the Company's practices and procedures were adequate at December 31, 2001, to meet the Commission's objectives.

This report is intended solely for the use of the Board of Directors, management, Securities and Exchange Commission and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and should not be used for any other purpose.

Phillip L. Glickman C.P.A.

Miami, Florida
February 19, 2002